RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2007

This Management’s Discussion and Analysis (“MD&A”) prepared as of March 28, 2008 except for the restated amounts which are dated February 3, 2009, reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the year ended December 31, 2007, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2007 annual audited consolidated financial statements and related notes.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and MD&A have been reviewed by the Great Panther Audit Committee and approved by the Great Panther Board of Directors. All dollar amounts are in Canadian dollars, unless otherwise noted.

RESTATEMENT

These consolidated financial statements have been restated to reduce revenue to reflect the proceeds from the sale of concentrates, net of treatment and refining fees charged by counter parties, as the Company assumes no risk or obligation for treatment and refining services under its sales arrangements. The Company previously recorded treatment and refining fees as a cost of sales.

The effect of the restatement is a decrease in cost of sales (excluding amortization and depletion) and revenues for the year ended December 31, 2007 by $1,963,976 (2006 - $736,408). This restatement has no impact on the reported loss and loss per share for each of the years in the three years ended December 31, 2007.

	2007		2006

	As originally		As originally
	reported	As restated	reported	As restated

Mineral sales	$17,487,070	$15,523,094	$7,069,442	$6,333,034
Cost of sales (excluding amortization and depletion)	$16,116,633	$14,152,657	$7,119,047	$6,382,639

Apart from the revision described above, the MD&A has not been revised for new events or developments subsequent to February 3, 2009.

YEAR END HIGHLIGHTS

  145% increase in mineral sales revenue to $15,523,094 million in fiscal 2007 from $6,333,034 in fiscal 2006.

  109% increase in total annual production to 1,336,629 silver equivalent ounces (Ag Eq oz) in fiscal 2007 from 638,860 Ag Eq oz in fiscal 2006.

  Fiscal 2007 earnings from mining operations(1) (non-GAAP measure) were $1,370,437 compared to a loss of $49,605 in fiscal 2006.

  358% annual increase in output at Guanajuato for fiscal 2007 to 710,903 Ag Eq oz from 155,085 Ag Eq oz in fiscal 2006.

  29% annual increase in output at Topia for fiscal 2007 to 625,726 Ag Eq oz from 483,775 Ag Eq oz in fiscal 2006.

  New underground development and deep diamond drilling at the Guanajuato Mine confirmed the depth extension of high grade gold and silver mineralization below the old workings to a depth of approximately 600 metres, just southeast of the Cata Shaft.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	1

  Phase I surface drilling on the La Gloria zone at the Mapimi Project yielded an upgraded and expanded NI 43-101 compliant resource base of 28.6 million Ag Eq oz, including an Indicated Mineral Resource of 22.3 million Ag Eq oz and an Inferred Mineral Resource of 6.3 million Ag Eq oz.

  Management team strengthened with appointments of Charles Brown as Chief Operating Officer, Raakel Iskanius as Chief Financial Officer and Ing. Francisco Ramos Sanchez as Vice President of Business Development.

(1)	earnings from mining operations is defined as mineral sales less cost of sales (excluding amortization and depletion)

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

GROWTH STRATEGIES

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious and base metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

Our principal goals are to grow our earnings from mining operations and realize positive cash flow while continuing to actively pursue exploration and development opportunities in Mexico.

To grow our business, we are focusing on three different fronts, and we believe these three key components will allow us to execute our strategy successfully.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	2

1. Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our team by giving them the tools and training they need to be effective.

During 2007, we significantly strengthened our management team by the following appointments:

  Charles Brown as Chief Operating Officer (new position)
  Raakel Iskanius as Chief Financial Officer
  Ing. Francisco Ramos Sanchez as Vice President, Business Development (new position)
  Ing. Carlos Castro Villalobos as the new Mine Manager at Guanajuato
  Ing. Juan Maximo Lopez Medel as the new Chief Mine Geologist at Guanajuato
  Ing. Armando Aguilar Vazquez as the new Mill Superintendent at Guanajuato

Our ability to recruit and retain qualified employees is critical to our success as a company. In addition to our experienced key personnel, we look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company.

2. Our processes

Our operations focus on the initial stages of the silver mining chain: exploration, mining and processing. The Guanajuato and Topia operations depend on the discovery of new mineralization. New discoveries that are close to the existing operations mean that the time from discovery to production is reduced and, by utilizing existing infrastructure, the capital requirement is lower.

The performance of the mining and processing operations is being bolstered by additional expertise brought in by the infusion of new technical and management personnel.

Mine development is focused towards accessing higher grade ore at both operations. The success of vigilantly implemented mine grade control procedures, coupled with the replacement of obsolete underground mobile equipment, provides the foundation for significantly improved mining operations, ore grades and silver production.

Ore processing is being supported by a metallurgical testwork program under the direction of a senior metallurgical consultant. This, together with the local expertise, has resulted in a continual improvement in processing performance.

3. Our locations

Great Panther is focused on Mexico for several reasons. Mexico is second only to Peru in terms of global silver production and contains more primary silver mines than any other country. It has a rich mineral endowment and a long history of mining. This mining culture continues today and mining companies in Mexico typically enjoy strong support from all levels of government and from the local people.

As part of NAFTA, Mexico has a stable political and economic environment in which to operate. In addition, due to the climate, most projects can be worked year round and many can be reached in a single day. Great Panther’s Guanajuato Mine is serviced by an international airport only 30 minutes away.

Although there are more than 200 mining/exploration companies now working in Mexico, Great Panther had the advantage of being an ‘early mover’ and has a broad base of contacts that benefits its mining operations, exploration programs and provides exposure to new opportunities. To capitalize further on this, the Company recently appointed Francisco Ramos, one of the co-founders of the Company, as the new Vice President of Business Development. Ing. Ramos’ extensive network in Mexico was responsible for the Company’s acquisition of both of our mines and, in his new role, he is seeking additional growth opportunities for Great Panther.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	3

PRIMARY MINING PROPERTIES

Topia Mine

For the three month period ending December 31, 2007, the Company processed 8,528 tonnes of ore compared to 9,509 tonnes in the previous quarter, a decrease of 10%. Although the tonnes processed decreased, production increased by 23,333 Ag Eq oz to 171,823 Aq Eq oz during the quarter compared to 148,490 Aq Eg oz for the three months ended September 30, 2007, an increase of 16%. The breakdown by metal in the recent quarter was 82,850 oz of silver, 241 oz of gold, 427,696 lbs of lead and 445,334 lbs of zinc. In addition to the aforementioned production for the quarter, the Topia plant processed 2,699 tonnes, or 24% of the total throughput, on a custom basis for local small miners. Custom milling uses up some of the excess plant capacity and helps increase efficiencies and offset overall costs.

For the twelve month period, cumulative throughput has increased 50% from 22,445 tonnes in 2006 to 33,605 tonnes in 2007, while production increased 29% from 483,775 Ag Eq oz in 2006 to 625,726 Ag Eq oz in 2007. This increase in production is a direct result of continual refurbishment of the plant and the development of various zones for mining. The average grade of ore mined and milled in 2007 was lower than in 2006 as much of the additional production was attributed to the increased exploration by drifting and raising on vein to look for, and define, better grade areas for future production mining. By its nature, exploration mining is often lower in grade and has narrower veins than production mining.

Underground exploration guided by both surface and underground diamond drilling is being conducted at several locations and on a number of different veins throughout the Topia operations. During the fourth quarter, some of the veins being explored improved in width and grade, resulting in increased mine ore grade and production levels. The larger ball mill was utilized throughout the quarter resulting in improved milling efficiency.

	FY07-Q4	FY07-Q3	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1
Tonnes
milled	8,528	9,509	7,407	8,161	7,205	6,948	4,592	3,700

Silver
ounces	82,850	65,884	58,270	72,437	65,921	49,085	52,859	40,138
Gold
ounces	241	128	126	148	145	106	85	69
Lead tonnes	194	184	153	204	209	153	145	121
Zinc tonnes	202	204	189	252	245	202	166	131

Silver
equivalent
ounces (Ag
Eq oz) (2)	171,823	148,490	133,522	171,891	156,556	121,166	115,672	90,381

(2)

Silver equivalent ounces for each metal were established using commodity prices of: US$600 per oz, US$12 per oz, US$0.60 per lb, and US$1.50 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

The production performance for the year, at 625,726 Ag Eq oz, fell short of the September 2007 published target of 675,000 Ag Eq oz. It had been anticipated that the exploration by mine development would have yielded better results and production mining would have started much sooner. During the year, it was recognized that more diamond drilling, both from underground and surface, is required to better direct the in-mine exploration. Surface diamond drilling totaled 7,422 metres in 34 holes while 14 holes were drilled from underground for 924 metres.

Very good results were recorded for the drilling on the La Dura and Don Benito veins and underground development of these veins is well advanced. Towards the end of 2007, drilling was targeting the Cantarranas and Argentina veins.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	4

Cash operating costs (refer to the discussion in “Cash Costs per Ounce of Silver (Non-GAAP Measures)” section which describes this calculation) at Topia for the year ended December 31, 2007 were CAD$1,880,493 compared to CAD$1,011,120 in 2006. The cash operating cost per silver ounce was USD$6.21 compared with USD$4.25 for 2006. The increase in cost of sales is due to number of factors including higher refining and smelting rates, lower ore grades from increased exploratory development mining and a weakened US dollar which contributed to a higher cash production cost per ounce.

For the Year Ended December 31, 2007	CAD Cost of	USD Cost
	Sales	per Ag oz
Cash production costs	$4,685,050
Site preparation	112,830
Smelter and transportation	547,550
Cost of Sales - (excluding custom milling)	5,345,430
By-product credits (3)	(3,464,937)
Cash Operating Costs	$1,880,493	$6.21

2006 cash operating costs have been restated below to conform to current year presentation:

For the Year Ended December 31, 2006	CAD Cost of	USD Cost
	Sales	per Ag oz
Cash production costs	$2,600,344
Site preparation	212,602
Smelter and transportation	435,148
Cost of Sales - (excluding custom milling)	3,248,094
By-product credits	(2,236,974)
Cash Operating Costs	$1,011,120	$4.25

(3)

By-product credits are defined as net smelter return (revenue less smelting and refining costs) derived from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	5

Guanajuato Mine

During the fourth quarter, the average gold grade increased from 0.79 g/t to 0.86 g/t while the silver grade increased slightly from 106 g/t to 113 g/t resulting in an increase in the silver equivalent grade from 146 g/t to 156 g/t. Throughput for the quarter (45,773 tonnes) was 24% lower than FY07-Q3 (60,031 tonnes). Metal recoveries improved from 71.1% to 74.9% for gold and from 72.8% to 76.6% for silver, while overall output decreased by 18% from 212,617 Ag Eq oz to 174,906 Ag Eq oz.

The 2007 production performance of 710,903 Ag Eq oz fell short of the September 2007 published target of 850,000 Ag Eq oz. The grades of ore being mined fell well below plan in October. Changes to grade control procedures and mining priorities caused further shortfalls before their positive impact was realized.

Improvements in mining (by implementing grade controls and mine planning guided by diamond drill results), and in processing (by upgrading equipment maintenance and closer controls) were implemented throughout November and December. The result was reduced ore throughput which was more than offset by much improved ore grades, metal recoveries and the quality of the concentrates.

For the twelve month period ended December 31, 2007, cumulative throughput has increased 137% from 86,111 tonnes in 2006 to 203,968 tonnes in 2007, while production increased 358% from 155,085 Ag Eq oz in 2006 to 710,903 Ag Eq oz in 2007. This increase in throughput and production is a direct result of continual refurbishment of the plant and improved grades and recoveries.

	FY07-Q4	FY07-Q3	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1	(4)
Tonnes
milled	45,773	60,031	48,403	49,761	39,932	36,106	10,073	-

Silver
ounces	127,624	155,272	131,683	106,646	52,499	39,246	13,735	-
Gold
ounces	946	1,147	903	798	420	387	181	-

Silver
equivalent
ounces (Ag
Eq oz)	174,906	212,617	176,828	146,552	73,995	59,088	22,986	-

(4)	Nil in FY06-Q1 as production commenced in June 2006.

With the addition of Charles Brown as Chief Operating Officer during the last half of the year, the Company is placing a great deal of emphasis on operational issues at Guanajuato in order to improve the operations’ performance, particularly the mining, to mine higher quality and clearly profitable ore, and the processing, to ensure metal recoveries are high and concentrate quality is improved, thereby significantly reducing freight and smelting charges.

The new state-of-the-art laboratory, on-site at the mine, allows for an increase in the number of grade control samples that can be analyzed, and plays an important part in the success of the implementation of the mine grade and processing controls.

Mine planning is being supported by smaller underground diamond drills at both operations. Drilling shorter holes provides a better understanding and definition of the ore to be mined.

A senior Canadian-based metallurgical consultant was contracted during the fourth quarter to direct a metallurgical testwork program and advise on the processing operation. A new General Manager and Mill Superintendent were appointed during November. The milling and processing performance has continuously improved since this time.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	6

Cash operating costs for the twelve months ended December 31, 2007 for the Guanajuato operations totaled CAD$7,399,719 compared with CAD$2,837,160 in 2006. The cash cost per silver ounce decreased significantly to USD$13.95 from USD$26.66 in 2006. The decrease is due primarily to achievement of higher grades in 2007 over 2006 and to a reduction in overall start-up costs.

For the Year Ended December 31, 2007	CAD Cost of	USD Cost
	Sales	per Ag oz
Cash production costs	$7,431,888
Site Development	1,408,635
Smelter and transportation	857,372
Cost of sales	9,697,895
By-product credits	(2,298,176)
Cash Operating Costs	$7,399,719	$13.95

2006 cash operating costs have been restated below to conform to current year presentation:

For the Year Ended December 31, 2006	CAD Cost of	USD Cost
	Sales	per Ag oz
Cash production costs	$2,907,079
Site Development	259,218
Smelter and transportation	175,860
Cost of sales	3,342,157
By-product credits	(504,997)
Cash Operating Costs	$2,837,160	$26.66

During 2007, 7,408 metres of surface drilling and 2,044 metres of underground drilling have been completed at Guanajuato. The drill programs have been highly successful in evaluating previously untested areas of

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	7

the 4.2 kilometre section of the Veta Madre structure and have resulted in the discovery of several new zones of mineralization that can now be brought into the Company’s mine plan.

The Promontorio area, from surface to a depth of 150 metres, was thoroughly tested. Mining to explore and develop the veins for mining is in progress with production scheduled from three levels throughout 2008. The Cata Clavo is being drilled from underground to test its extension below the previously worked 417 metre level. Drill results are very positive and production mining is underway from the 430 metre level. The Guanajuatito area was extensively drilled during 2006 and production from the newly drill-discovered North Zone is well underway.

Cash Costs per Ounce of Silver (Non-GAAP Measures)

During the fourth quarter of 2007, the Company changed its method for calculating cash cost per ounce of silver. In the past, these calculations were based on produced ounces; however, the Company now calculates its cash cost per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. The Company is now also calculating its cost per ounce net of by-product credits which is a more commonly used industry practice.

In this MD&A, costs per ounce for 2006 have been recalculated on the same basis to ensure that the comparables are consistent with this new method. The non-GAAP measures of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2007 and 2006.

			2007			2006
			(Restated)[6]			(Restated)[6]
		Topia	Guanjuato	Total	Topia	Guanjuato	Total
CAD Cost of sales		5,225,733	8,926,924	14,152,657	3,175,751	3,206,888	6,382,639
Add/(subtract):
Smelting and refining		987,004	976,972	1,963,976	539,612	196,796	736,408
CAD Gross by-product credits (5)		(3,992,422)	(2,504,177)	(6,496,599)	(2,523,927)	(566,524)	(3,090,451)
Cost of custom milling		(339,822)	-	(339,822)	(180,316)	-	(180,316)
CAD Cash Operating Costs		1,880,493	7,399,719	9,280,212	1,011,120	2,837,160	3,848,280
USD Cash Operating Costs	A	1,749,654	6,884,869	8,634,523	865,981	2,429,908	3,295,889
Payable Silver Production	B	281,550	493,383	774,933	203,810	91,140	294,950
USD Cash Cost per Ounce of Silver	A/B	$6.21	$13.95	$11.14	$4.25	$26.66	$11.17

(5)	Gross by-product revenue is revenue, before smelting and refining, derived from the by-products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato.
(6)

Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see Restatement discussion in the MD&A.

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has two significant exploration properties known as the Mapimi Project and the San Antonio Project. The Virimoa Project was returned to the vendor during the second quarter of 2007.

Mapimi Project

The Company continued its delineation drilling on the La Gloria and Las Palmitas Zones in the first half of 2007 in an attempt to better delineate and expand the known resource that was based upon previous work of Coeur d’Alene Mines Corp. in 1997-98. Data from Coeur d’Alene’s drilling was used by Wardrop Engineering to calculate the initial NI 43-101 Inferred Mineral Resource on these two zones (Great Panther

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	8

news release September 11, 2006), of 22.3 million ounces of silver equivalent (Ag Eq oz), contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq).

In its Phase I drilling program, Great Panther completed 29 diamond drill holes on La Gloria and Las Palmitas. A new zone of silver-lead-zinc mineralization, La Gloria East, was discovered and, although of lower grade, is still open to the north. Results of this drilling were used by Wardrop Engineering for the purpose of obtaining a new resource estimate for the property. This was released on March 19, 2008 and consists 28.6 million Ag Eq oz including, an Indicated Mineral Resource of 22.3 million Ag Eq oz and an additional 6.3 million Ag Eq oz in the Inferred category. The new resource is being used as the basis for a preliminary scoping study to determine the potential for an open pit mine.

Other exploration work completed to date on the Mapimi Property continues to be highly encouraging as airborne and ground geophysical surveys have identified two large and intense anomalies that are interpreted to reflect sulphide mineralization. Results of this work are been used to guide a 5,000-metre drilling program that commenced in October 2007 and is ongoing. At the date of this MD&A, a total of 47 holes had been drilled by Great Panther on the Mapimi Project.

San Antonio Project

Geological mapping and sampling continued on the San Antonio Project during the fourth quarter of 2007. The property hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. Field crews identified specific targets for a diamond drilling program that was conducted in the fourth quarter of this year. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company. Under the terms of an option agreement, Altair Ventures Inc. can earn a 70% interest in the property by spending $1,000,000 on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project. During Q4 2007, Altair incurred approximately $345,000 in exploration work on the property.

Virimoa Project

On May 30, 2007, the Company provided notice that it was terminating the option agreement on the Virimoa property in Durango State. No field work was conducted on the property during 2007.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	9

SELECTED ANNUAL INFORMATION

	2007	2006	2005
	(Restated)[6]	(Restated)[6]
Revenue	$15,523,094	$6,333,034	$-
Cost of Sales (excluding amortization and
depletion)	14,152,657	6,382,639	-
General and administrative	4,672,362	4,408,631	2,139,236
Mineral property exploration expenditures	6,803,104	3,968,083	2,340,398
Amortization	3,603,668	1,421,769	12,579
Interest expense	1,035,577	830,236	357,011
Loss before provision for income taxes	17,129,388	14,974,421	5,602,199
Loss for the year	19,700,861	15,084,437	5,231,685
Loss per share
(weighted average)	0.27	0.25	0.22
Cash and
Cash equivalents	5,357,977	9,208,048	5,295,397
Total assets	31,053,110	32,132,259	19,218,970
Total liabilities	9,856,641	3,582,428	5,836,542
Total long term liabilities	7,551,286	1,360,211	763,586
Working capital	10,659,942	12,533,156	1,407,474

(6)

Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see Restatement discussion in the MD&A.

Certain comparative figures have been reclassified to conform with current period presentation.

RESULTS OF OPERATIONS

The Company, in its transformation from a company concentrating on exploration to a company now focused on the mining of precious and base metals, generated net sales of $15,523,094 in 2007 compared to $6,333,034 in 2006, an increase of 145%. This revenue from mining operations resulted from the sale of metal concentrates derived from the mining and subsequent processing of mineralization from its Topia and Guanajuato operations. Revenue for the year has grown on a quarter-by-quarter basis as production levels have steadily increased at both operations. Revenue from operations grew from $3,930,989 in the first quarter to $4,683,988 by the fourth quarter. This increase can be attributed to increased production levels at the two mining operations. Combined output at Topia and Guanajuato was 1,336,629 silver equivalent ounces (Ag Eq oz) in 2007, compared with 638,860 Ag Eq oz in 2006. This increase in output along with increased metal prices during 2007 were partially offset by increases in smelting and refining rates to contribute to the year over year increase in the Company’s revenue. Silver, gold and lead prices increased over 16%, 15% and 100%, respectively, year over year.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	10

Overall cost of sales for the 2007 fiscal year was $14,152,657 compared with $6,382,639 in 2006. Cost of sales increased primarily due to increased output. Cash costs per silver ounce remained relatively unchanged from 2006 levels (improvements in Guanajuato’s cost per ounce were offset by an increase in Topia’s cost per ounce). The Company anticipated improved efficiencies during 2007, however, higher smelting and refining rates compounded by increased production mining costs and lower ore grades from the Topia operations increased Topia’s cost per ounce. As efficiencies are created in the Company’s operations, and with start-up costs associated with bringing both operations back into production now behind us, management anticipates improved margins in the 2008 fiscal year.

The production guidance for 2008 of 1.75 million Ag Eq oz, (1.10 million from Guanajuato and 0.65 million from Topia), represents an improvement over 2007 in excess of 30%. This projected increase is mainly the result of higher ore grades, with the mining being subject to strict grade control procedures and focused in drill delineated areas, and improved processing performance. Total costs are projected to be similar to 2007 levels and unit costs will be reduced accordingly.

Amortization and depletion of mineral properties, plant and equipment increased by $2,181,899 in 2007 to $3,603,668 compared with $1,421,769 in 2006. The increase is largely due to the fact that the Guanajuato plant facilities, building and plant rehabilitation were not in service during the first half of 2006 and as such, no amortization expense was recognized during that period. Capital additions during 2006 and 2007 have also resulted in increased amortization in 2007.

Mineral property exploration costs in 2007 were $6,803,104 compared to $3,968,083 and $2,340,398 in 2006 and 2005, respectively. The increased costs are largely attributed to the Company’s ongoing development of its mineral properties to better define its resources. The Company signed an option agreement for the Mapimi property in September 2006 and spent significant funds developing these resources in 2007. With the high demand for qualified drillers, geologists and other mining related personnel, many companies like Great Panther are incurring higher than normal costs for these services because of the general shortage of qualified individuals. The Company anticipates spending approximately $8.6 million on its 2008 exploration program which includes deep drilling at Guanajuato and continued work at Mapimi and Topia.

Overall, general & administrative expenses (“G&A”) (incurred) was $4,672,362 for 2007 compared to $4,408,631 in 2006 and $2,139,236 in 2005. This small increase is not reflective of the growth of the Company in the past twelve months. During the year, the Company added two new senior management positions and significantly increased the depth of the accounting and financial reporting department. The Vancouver office has experienced substantial growth in personnel necessitating the move to additional larger premises. The Company anticipates incurring approximately $5.2 million in general and administrative expenses in 2008. The increase over 2007 is largely due to a full year’s impact of the changes made in 2007 related to the Company’s growth, as described above.

Accounting, compliance and audit related costs in 2007 were significantly higher than in 2006. This increased cost is largely attributed to the complexity of the Company’s accounting and audit processes with full operating subsidiaries in Mexico. The Company added personnel in both Mexico and Canada as the growth of the Company’s accounting functions necessitated the increase in staffing levels. Additional costs were also incurred as a result of documenting and testing the Company’s internal controls related to the Sarbanes-Oxley Act (“Sox”), a regulatory requirement of the United States Securities and Exchange Commission. External audit costs increased in 2007 as an integrated audit, which includes an attestation of the effectiveness of internal controls, was required in 2007 pursuant to Sox.

Insurance costs increased during 2007 primarily due to the increased cost of insuring Mexican property, plant and equipment. The increase was a result of higher insurance rates in Mexico, in general, as well as capital additions made there.

The above increases were partially offset by lower investor relations costs in 2007 compared with 2006. During 2006, the Company graduated from the TSX Venture Exchange to the more senior TSX. The Company implemented an aggressive marketing strategy to promote the Company in the United States and Europe and, in so doing, incurred significant incremental costs in 2006 which were not incurred in 2007. Expenditures in investor relations are necessary to attract new investors and to inform current shareholders of the Company’s progress.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	11

The Company also incurred non-cash stock-based compensation expense of $1,129,500 in 2007 compared with $4,672,774 and $357,298 in 2006 and 2005, respectively. The Company grew exponentially in 2006 which resulted in the larger than usual expense in that year. Some stock-based compensation expense was incurred in 2007 as the Company continues to need to attract and retain quality individuals.

Interest expense was $1,035,577 in 2007, compared to $830,236 in 2006 and $357,011 in 2005. The increase over 2006 is due to the issuance of two 8% per annum convertible notes totaling $4.05 million in July 2007. Interest expense paid increased by $209,317 in 2007 compared with 2006. This was partially offset by a decrease in interest accretion.

The Company incurred a foreign exchange loss of $1,440,802 in 2007, compared to a gain of $10,358 in 2006 and a loss of $19,294 in 2005. The Canadian dollar strengthened relative to the Mexican peso during 2007. As such, a foreign exchange loss was incurred on the revaluation of the Mexican subsidiaries’ monetary assets and liabilities at the current exchange rate at year end.

The provision for income taxes was $2,571,473 in 2007, compared to $110,016 in 2006 and incomes taxes recoverable of $370,514 in 2005. The large increase is due to a future income tax liability of $2,421,504 being recorded in the fourth quarter of 2007. A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. Flat tax works as an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under either income tax or flat tax. The Company’s subsidiary MMR is forecast to pay flat tax. As the tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under flat tax, this has given rise to an excess of book value over tax value which results in a future income tax liability. The Company is pursuing tax planning opportunities in Mexico to minimize taxes paid in the future.

Overall, the loss for the twelve months ended December 31, 2007 (“FY07”) was $19,700,861 compared to $15,084,437 and $5,231,685 for the twelve month periods ending December 31, 2006 and December 31, 2005, respectively, for the above-noted reasons.

SELECTED QUARTERLY INFORMATION (in dollars)

	FY07-Q4	FY07-Q3	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1
	(Restated)[6]	(Restated) [6]	(Restated) [6]	(Restated) [6]	(Restated) [6]	(Restated) [6]	(Restated) [6]	(Restated) [6]

Revenue	4,683,988	4,109,019	2,799,098	3,930,989	3,616,417	1,614,471	751,039	351,107
Cost of Sales
(excluding
amortization and
depletion)	4,558,162	3,561,305	2,497,774	3,535,416	3,404,652	1,746,436	530,204	701,347
General and
administrative	1,434,779	1,173,228	865,295	1,199,060	1,523,169	665,532	1,521,574	698,356
Stock-based
compensation	-	444,000	504,500	181,000	3,165,270	23,216	184,788	1,299,500
Loss for the period	(6,514,559)	(4,029,795)	(5,750,022)	(3,406,485)	(7,785,139)	(1,289,174)	(3,036,687)	(2,973,437)
Basic loss
Per share	(0.08)	(0.06)	(0.08)	(0.05)	(0.12)	(0.02)	(0.06)	(0.05)
Cash and
Cash equivalents	5,357,977	2,523,680	2,401,239	5,579,424	9,208,048	12,941,744	16,173,126	2,628,869
Current assets	12,965,297	9,106,236	8,095,981	11,924,549	14,755,373	18,483,031	19,723,684	4,644,454
Working capital	10,659,942	6,813,319	4,909,509	10,180,448	12,533,156	14,958,996	16,519,943	2,856,603

(6)

Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see Restatement discussion in the MD&A.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	12

PREVIOUS RESTATEMENT

Subsequent to the original filing of the Company’s unaudited interim financial statements for the periods ended March 31, 2007 and June 30, 2007, the Company determined that the following errors had been made:

  2006 year end entries were not correctly carried forward and/or reversed
  Revenue for the first quarter 2007 had been under accrued
  Mexican tax on assets had not been accrued during the first two quarters of 2007

These errors were corrected and the Company amended and re-filed its interim statements and Management’s Discussion and Analysis for the periods ended March 31, 2007 and June 30, 2007 on November 14, 2007.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

FOURTH QUARTER DISCUSSION

The Company earned revenue of $4,683,988 during the fourth quarter of operations compared to revenue of $3,616,417 for the same period in 2006, an increase of 30%. This increase can largely be attributed to the increase in production at both the Topia and Guanajuato mines as well as a general increase in metal prices. The combined output at Topia and Guanajuato was 346,729 Ag Eq oz compared with 230,040 Ag Eq oz for the same period in 2006. Over the twelve-month period between FY07-Q4 and FY06-Q4, a significant amount of refurbishment was completed at both plants which has increased the capacity at both locations, particularly at Guanajuato.

Gross revenue increased by $574,969 during the fourth quarter 2007 compared to the third quarter despite a decrease in the combined output of silver equivalent ounces of 4% quarter over quarter. This increase was due a general metal price increase during the fourth quarter of 2007, with silver and gold increasing by 12% and 15.7%, respectively.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	13

Total throughput for the Topia and Guanajuato operations for the fourth quarter 2007 was 54,301 tonnes compared to 69,540 tonnes for the third quarter 2007.

At Topia the reduced throughput of 1,000 tonnes was generally as planned with operations being shut down through the Christmas and New Year period. At Guanajuato, the decrease of over 14,000 tonnes was attributed to the low mining grades in October which necessitated changes in mining priorities and strict grade controls, which, although improving the profitability of the operation, resulted in lower mined tonnes.

The Company is continuing diamond drilling and development work at both mine sites to define higher grade areas for mining.

At Topia, development work continues on many veins with priority on the Argentina and the Don Benito veins, where recent good grades and better widths are already resulting in an increase in production. A further increase in production is expected from these veins in 2008 to replace other lower grade areas and areas that become exhausted.

The surface drill program at Guanajuato has identified several new zones of silver-gold mineralization in the Promontorio / Garrapata area – the southern-most part of the Guanajuato mine complex. Although this is an area of old workings, parts of the main Veta Madre vein remain and there are several sub–parallel veins to be exploited. The Veta Madre vein has been accessed, and production is planned for 2008 from three levels.

The Cata Clavo was accessed by level development on the -430 metre level with very high grades being encountered. The internal inclined hoisting shaft, which will be used to hoist ore from this and lower levels, was being sunk and made ready for use in 2008.

The North Zone of Guanajuatito was accessed from the decline on the +10 metre and +20 metre levels while the decline was driven to access the zone at the -20 metre level. Production from this zone is of good quality and is planned to increase in 2008.

Mining of ore pillars and remnants at the San Vicente mine has been reduced while the recovery of higher grade pillars at the Rayas mine has been prioritized.

For the three months ended December 31, 2007, amortization and depletion of mineral properties, plant and equipment increased by $147,790 compared with the corresponding period in 2006. The year over year increase would have been larger as there were capital additions during 2007. However, the fourth quarter of 2006 included an adjustment resulting from the revision of the life expectancy, for accounting purposes, of the Company’s two mines from 10 years to 5 years.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	14

Cost of sales (excluding amortization and depletion) was $4,558,162 for the three months ended December 31, 2007 compared to $3,404,652 for the same period in 2006. The year over year increase in cost of sales is due to the large increase in tonnes throughput.

Exploration costs decreased to $1,861,899 for the three months ended December 31, 2007 compared with $2,278,849 for the three months ended December 31, 2006. Exploration costs in the fourth quarter of 2006 included an issuance of common shares pursuant to the Mapimi option agreement (none in the fourth quarter 2007). Exploration costs, although expensed during the quarter (in accordance with the Company’s accounting policies), will provide future economic benefits as the zones identified go into production.

General and administrative expenses (“G&A”) were $1,434,779 for the three months ended December 31, 2007 compared to $1,523,169 for the same period in 2006.

Although G&A increased overall in 2007 compared to 2006 as described above in “Results from Operations”, there was a small decrease quarter over quarter due to the significant costs incurred as part of the aggressive marketing strategy pursued in the fourth quarter of 2006.

The Company did not incur any non-cash stock-based compensation expense in the fourth quarter of 2007 compared with $3,165,270 in the fourth quarter of 2006. As noted earlier, the company grew exponentially in 2006 which resulted in the larger than usual expense in that year, particularly in the fourth quarter.

As noted in the “Results of Operations” section, the provision for income taxes in the fourth quarter 2007 increased over the same period last year by $2,227,467 due to the recording of a future income tax liability of $2,421,504. This was partially offset by reduced current tax expense in the fourth quarter 2007 of $194,037.

The Company incurred a loss of $6,514,559 for the quarter ended December 31, 2007, compared to a loss of $7,785,139 for the quarter ended December 31, 2006 for the above-noted reasons.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has mining operations that are generating cash flow, and towards the end of 2007, the economic viability of the operations began to be realized. The financial success of the Company relies on management’s ability to continue the successful exploration, development and operation of its mines, to develop its exploration properties and achieve profitable operations.

In order to finance its operations, exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and specifically towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

Cash and Financial Conditions

The Company had a cash (and cash equivalents) balance of $5,357,977 as at December 31, 2007 as compared to $9,208,048 as at December 31, 2006. This decrease is largely attributed to expenses incurred in exploration and the purchase of capital assets and the rehabilitation of the mines. The decrease is partially offset by the proceeds of the exercise of warrants and options, a convertible note financing, and positive operational cash flow now being generated by the two mines.

The Company had working capital of $10,659,942 as at December 31, 2007 compared with working capital of $12,533,156 as at December 31, 2006. There is no assurance that working capital and the anticipated exercise of outstanding warrants, together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months, especially if the Company proceeds with significant exploration activities.

Great Panther does not have access to any lines of credit, nor other arrangements in place, to borrow funds. The Company also does not have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	15

Operating Activities

Cash flow used in operating activities, after working capital adjustments, increased by $1,050,628 in fiscal 2007. The increase was primarily due to a year over year increase in mineral property exploration expenditures. This was partially offset by increased revenue net of cost of sales (excluding amortization and depletion), as well as the timing of amounts receivable and payable.

Investing Activities

For the twelve months ended December 31, 2007, the Company had a net cash outflow from investing activities, primarily for the purchase of mineral properties and capital assets, of $3,362,263 compared with $5,736,570 in 2006. A significant investment was made in 2006 in the rehabilitation and modernization of the Company’s two mines sites.

Financing Activities

For the twelve months ended December 31, 2007, the Company raised proceeds of $8,725,054 through the exercise of warrants, and $678,000 through the exercise of options.

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consists of 8% per annum unsecured convertible notes maturing July 14, 2011 that are convertible into common shares of the Company at the holder’s option at a price of $2.25.

The Company made repayments of long-term debt during the twelve months ended December 31, 2007 of $1,456,893.

Subsequent to December 31, 2007, the Company received proceeds of $360,000 on the further exercise of options.

Outlook

Great Panther continues to experience strong growth. The Company is achieving this through continuously improving its operations and by exploring elsewhere for new growth opportunities.

The Company has completed much of the work necessary to rehabilitate the operations such that production is assured. The Company’s operating strategy going forward is to enhance mine exploration and development by focusing on higher grade areas, to strictly control, and thereby increase, production grade, and to continuously improve plant performance in order that the operations are clearly profitable. From this solid foundation, the production throughput will be increased and other opportunities can be exploited.

A preliminary scoping study is being conducted on the newly enhanced resource at the Mapimi Project to determine the potential viability of the La Gloria Zone. In addition, the Company is actively exploring other targets on the property with the aim of identifying and delineating additional resources.

With the appointment of a new Vice President of Business Development, the Company is seeking other opportunities in Mexico.

The management of the Company believes that there are adequate funds currently available to maintain its current operations. However, should Great Panther decide to pursue a significant exploration drilling program, the Company will likely be relying on the equity markets to meet its financing needs during the next 12 months.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	16

Obligations

The following table outlines the contractual obligations of the Company at the end of 2007:

Payment due by Period

		Less than	1 – 3	4 – 5	After 5
	Total	1 year	years	years	years

Long-term debt	$6,158,625	$88,625	$2,020,000*	$4,050,000*	-

Purchase and lease obligations	3,778,000	1,258,000	1,702,000	818,000	-

Total obligations	$9,936,625	$1,346,635	$3,722,000	$4,868,000	-

*	These payments relate to the Convertible Notes which may be converted into common shares of the Company at the holders’ option at any time.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Three months	Three months	Year	Year
	ended	ended	ended	ended
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006

Management consulting fees
paid or accrued to companies
controlled by directors of the
Company	$136,500	$97,750	$539,000	$388,250

Management consulting fees
paid or accrued to companies
controlled by an officer of the
Company	$87,873	$66,393	$395,943	$272,578

Cost recoveries for mineral
property expenditures
received or accrued from a
company with a common
director of the Company	$355,610	$0	$631,117	$0

Office and administrative
fees, such as rent, paid or
accrued to a company
controlled by a director of the
Company	$9,817	$25,772	$39,879	$101,060

RISK AND UNCERTAINTIES

Exploration and development stage of the properties

Despite exploration work on the Company’s mineral properties and a long history of continuous production at both the Topia and Guanajuato Mines, no defined bodies of commercial ore or economic deposits have been established to the satisfaction of NI 43-101 on any of the mineral properties. In addition, the Company is in the exploration stage at the San Antonio and Mapimi projects and substantial additional work will be required in order to determine if any economic deposits occur on these properties. Even in the event commercial quantities of minerals are discovered, these properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	17

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labor and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Market forces outside the control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Limited operating history

Since the Company has only relatively recently begun the development of its mineral resource properties, it has a limited production history on which to base an evaluation of its prospects. Recent activities have consisted of rehabilitating the mines and re-starting production at the two producing properties that the Company currently owns. However, the Company has no way to evaluate the likelihood that it will be able to operate its business successfully and it is still in the process of determining if the properties contain a sufficient amount of economically recoverable reserves. The Company recognizes that if it is unable to generate significant profitable revenues from mining operations and/or any dispositions of its properties, it may not be able to earn profits or continue operations, potentially resulting in significant losses in the future. At this early stage of its operations, the Company also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition. Aside from the professional track record of the Company’s management team, there is no history upon which to base any assumption as to the likelihood that the Company will prove successful, and it can provide investors with no assurance that it will generate net operating revenues or achieve profitable operations.

Ability to continue as a going concern

Although the Company generated more than $15.5 million in revenues from its mining activities during 2007, it has not yet generated net profits from its business, and cannot anticipate when it will be able to do so. Therefore the Company may need to raise additional funds for further exploration and future development of its mining claims and to respond to unanticipated requirements or expenses. The Company does not currently have any arrangements for financing and the Company can provide no assurance to investors that the Company will be able to find such financing if required. The most likely source of future funds presently available to the Company, in addition to its existing cash reserves and proceeds from production, is through the sale of equity capital. These circumstances raise doubt about its ability to continue as a going concern, notwithstanding its current cash and working capital position.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	18

legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.

There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Mineral prices subject to dramatic and unpredictable fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices and other minerals should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any minerals discovered.

Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, etc., the effect of which cannot be accurately predicted.

Inherent dangers with mining

The development and operation of a mine is inherently dangerous and involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather conditions interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Fluctuations in foreign exchange rates

The Company maintains its bank accounts in Canadian dollars, U.S. dollars and Mexican Pesos. The Company expects its revenue will continue to be in U.S. dollars while certain of its costs are incurred in Canadian dollars and Mexican Pesos. An appreciation in the Mexico Peso against the Canadian or U.S. dollar will increase the costs of carrying on operations. A decrease in the U.S. dollar against the Canadian dollar will result in a loss to the Company to the extent that the Company holds funds in U.S. dollars.

PROPOSED TRANSACTIONS

At the date of this MD&A, there are no proposed transactions considered by the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the assessment of impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income taxes, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value assigned to the net assets acquired and liabilities assumed on acquisition, and amounts accrued as accrued liabilities. Actual results,

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	19

therefore, could differ from these estimates. A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2007.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives. These estimates may change in circumstances where the assets’ useful life change based upon new information.

Site Restoration Costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company’s operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in these factors could cause a significant change in the reclamation expense. In fiscal 2007, the Company increased its asset retirement obligation by $986,182.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax liabilities.

FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865 Hedges, and Section 1530 Comprehensive Income and Section 3251 Equity.

In accordance with these new standards, all financial assets, except those classified as held-to-maturity, loans and receivables, are measured at fair value. All financial liabilities are measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value (or marked to market) based on quoted market prices with unrealized gains or losses recognized as other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when realized. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise. The Company has classified its cash and cash equivalents as held-for-trading and therefore measures them at fair value, with unrealized gains and losses recorded in income. This change in accounting policy had no effect on the Company’s previous financial statements.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	20

The Company has classified its marketable securities as available-for-sale securities. This change in accounting policy had no effect as at January 1, 2007. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period from transactions and other events arising from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied. The Company has not designated any agreements as hedges.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and advances, marketable securities, accounts payable and accrued liabilities and convertible loan notes. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 81,144,352 common shares issued and 9,381,374 warrants and options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 93,856,229.

ADDITIONAL DISCLOSURE REQUIREMENTS

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	21

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report which accompanies the consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in Great Panther’s 2006 Annual Management’s Discussion and Analysis. The risk profile of the Company as at the date of this MD&A remains substantially the same.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2007	22